SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 5, 2014

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Gabriel Eckstein, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Momo Inc.

Amendment No. 2 to Registration Statement on Form F-1

(Registration No.: 333-199996)

Response to the Staff’s Comment Letter Dated December 3, 2014

Dear Ms. Jacobs, Mr. Crispino, Mr. Eckstein, Mr. Krikorian and Mr. Rohn:

On behalf of our client, Momo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 3, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement on Form F-1 last filed with the Commission on November 28, 2014.

The Company respectfully advises the Staff that it has commenced the marketing activities in connection with the offering on December 1, 2014, and the Company plans to request the Staff’s declaration of the effectiveness of its registration statement on or about December 10, 2014.

Notes to Consolidated Financial Statements

Note 10. Ordinary Shares, page F-28

1.	We have reviewed your response to prior comment 1. Please address the following items:

•	In the first paragraph of the response, you state that the restricted share agreements reflect the implied contractual agreement that the holders have the obligation to share the losses of the Company. Please clarify the nature of this statement. In this regard, explain in greater detail how you determined that an implied agreement is a contractual obligation.

•	Explain how you determined that the nonvested restricted shares share in residual net assets, and therefore, economically absorb losses. That is, since the shares of restricted stock have not vested, clarify how these shares absorb losses. ASC 260-10- 45-67 specifies when contractual obligations exist. Describe how the obligations you describe in your response correlate to this paragraph.

•	Your statement in the last paragraph of the response indicates that the obligation of the nonvested restricted shares is objectively determinable. Please clarify this statement and explain how you made this determination.

•	Please include some of the information included in your response in your footnote disclosure related to your nonvested restricted stock.

In response to the Staff’s comments and the telephonic discussion between the Staff and the Company’s U.S. counsel on December 4, 2014, the Company will restate its basic net loss per share disclosures to allocate all net losses to the ordinary shares, as the nonvested restricted shares do not contain a contractual obligation to fund losses.

2

The Company respectfully advises the Staff that the Company believes that the nonvested restricted shares’ rights are commensurate with those of the ordinary shares with respect to dividends and other rights pursuant to the agreements governing these interests, including confirmation letters signed by the founders which clarified that the holders of the restricted shares and the ordinary shares have the same obligation to share in losses of the Company starting from the date the restriction was imposed on the shares. However, the Company acknowledges that there are no explicit terms stated in such agreements that provide for actual funding of the losses, and there is not contractual redemption right associated with the restricted shares. Accordingly, the two conditions specified in ASC260-10-45-67 which would permit allocating losses to the restricted shares are not present. As such, the Company has restated the disclosures of EPS to exclude the nonvested restricted shares from the computation of the basic EPS in each of the periods of net loss.

Annex A attached hereto shows the proposed changes the Company will make in the next filing. Once the Staff confirms no objection to these changes, the Company will file an amendment to the Registration Statement on Monday, December 8, 2014 to reflect these changes.

Note 13. Net Loss Per Share, page F-35

2.	We note your response and revised disclosure to prior comment 2. It is unclear why certain lines are not included in both the table on page F-36 and on page F-37. Specifically, the line item, “Weighted average shares used in computing net loss per participating nonvested restricted share” does not appear to be included in the table on page F-37. Similarly, “Share issuable upon exercise of share options” does not appear to be included in the table on page F-36. Similar concerns apply to your tables on pages F-73 and F-74. Please advise.

The Company respectfully advises the Staff that as discussed in the Company’s response to comment 1 above, the nonvested restricted shares are not included in the calculation of the basic EPS. The Company has restated its disclosure accordingly, and eliminated the previous disclosure which allocated losses to the nonvested restricted shares.

The Company also respectfully advises the Staff that because the Company incurred losses for the years ended December 31, 2012 and 2013 and the nine-month periods ended September 30, 2013 and 2014, all options are antidilutive for the calculation of diluted EPS. Hence, the “Shares issuable upon exercise of share options” are not included in the calculation of diluted EPS in the tables on pages F-36 and F-73, but the number of potential ordinary shares excluded from the computation of the diluted net loss per ordinary share has been included in the tables on pages F-37 and F-74.

3

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18. Subsequent Events, page F-76

3.	We have reviewed your response to prior comment 3. Tell us the status of the determination of fair value for these stock options and the amount of unrecognized stock based compensation. The amounts appear material and should be included in the filing.

The Company respectfully advises the Staff that as the October 2014 option grant was made close to its proposed initial public offering, accordingly, and in response to the Staff’s comment, the Company has utilized US$6.75, which is the mid-point of the estimated initial public offering range indicated on the front cover of the preliminary prospectus for the offering, as the estimated fair value per share underlying the options granted in October 2014.

In response to the Staff’s comment, the Company proposes to add the following disclosure on pages 24 and 86 of the Registration Statement:

In October 2014, we granted to our employees options to purchase 2,963,500 ordinary shares with an exercise price of $0.0002 per share and a vesting period of four years. . Given the proximity of the grant to our proposed initial public offering, we plan to use US$6.75, which is the mid-point of the estimated initial public offering range indicated on the front cover page of this prospectus, as the fair value per share underlying the options granted in October 2014. As a result, we expect to incur approximately US$20 million share-based compensation expense in connection with the October 2014 option grant over the four-year vesting period.

Exhibit Index, page II-7

Exhibit 5.1

4.	We are unable to concur with your response that the language in parenthesis on page 4 of the legal opinion is a necessary limitation for purposes of opining that your shares are non-assessable. Please file a revised opinion that omits this limitation.

In response to the Staff’s comment, and based on the telephonic discussion between the Staff and the Company’s Cayman Islands counsel on December 4, 2014, the Company plans to file a revised Exhibit 5.1 opinion in the form attached hereto as Annex B in connection with the next filing. Once the Staff confirms no objection to the form of the revised Exhibit 5.1 opinion, the Company will file the executed revised Exhibit 5.1 opinion in connection with the next filing of the Registration Statement on Monday, December 8, 2014.

*        *        *

4

If you have any questions regarding the above responses, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jeffrey Fu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7159 or via email at jfu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yan Tang, Chief Executive Officer, Momo Inc.

Jonathan Xiaosong Zhang, Chief Financial Officer, Momo Inc.

Jeffrey Fu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

ANNEX A

Summary Consolidated Financial and Operating Data

The following summary consolidated income and comprehensive income data for the years ended December 31, 2012 and 2013, summary consolidated balance sheet data as of December 31, 2012 and 2013 and summary consolidated cash flow data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated income and comprehensive income data for the nine months ended September 30, 2013 and 2014, summary consolidated balance sheet data as of September 30, 2014 and summary consolidated cash flow data for the nine months ended September 30, 2013 and 2014 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,	
	2012	2013	2013	2014
	(in US$ thousands, except share and share-related data)			
Summary Data of Consolidated Statements of Operations:				
Net Revenues				
Membership subscription	—	2,808	759	17,853
Mobile games	—	92	—	6,891
Other services	—	229	58	1,461
Total net revenues	—	3,129	817	26,205
Cost and expenses[1]				
Cost of revenues	—	(2,927)	(1,198)	(10,391)
Research and development expenses	(1,454)	(3,532)	(2,330)	(5,222)
Sales and marketing expenses	(419)	(3,018)	(1,521)	(26,214)
General and administrative expenses	(1,969)	(3,010)	(2,054)	(7,559)
Total cost and expenses	(3,842)	(12,487)	(7,103)	(49,386)
Loss from operations	(3,842)	(9,358)	(6,286)	(23,181)
Interest income	3	32	27	300
Net loss	(3,839)	(9,326)	(6,259)	(22,881)
Deemed dividend to preferred shareholders	(3,093)	(8,120)	(5,640)	(49,673)
Net loss attributable to ordinary shareholders	(6,932)	(17,446)	(11,899)	(72,554)
Net loss per share attributable to ordinary shareholders, as restated (*)				
Basic	(0.12)	(0.26)	(0.19)	(0.93)
Diluted	(0.12)	(0.26)	(0.19)	(0.93)
Weighted average shares used in computing net loss per ordinary share				
Basic	60,103,654	67,190,411	62,562,500	77,749,511
Diluted	60,103,654	67,190,411	62,562,500	77,749,511

(*) Net loss per ordinary share has been restated for each period to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses.

10

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated income and comprehensive income data for the years ended December 31, 2012 and 2013, selected consolidated balance sheet data as of December 31, 2012 and 2013 and selected consolidated cash flow data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated income and comprehensive income data for the nine months ended September 30, 2013 and 2014, selected consolidated balance sheet data as of September 30, 2014 and selected consolidated cash flow data for the nine months ended September 30, 2013 and 2014 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,	
	2012	2013	2013	2014
	(in US$ thousands, except share and share-related data)			
Selected Data of Consolidated Statements of Operations:				
Net Revenues				
Membership subscription fees	—	2,808	759	17,853
Mobile games	—	92	—	6,891
Other services	—	229	58	1,461
Total net revenues	—	3,129	817	26,205
Cost and expenses[1]				
Cost of revenues	—	(2,927)	(1,198)	(10,391)
Research and development expenses	(1,454)	(3,532)	(2,330)	(5,222)
Sales and marketing expenses	(419)	(3,018)	(1,521)	(26,214)
General and administrative expenses	(1,969)	(3,010)	(2,054)	(7,559)
Total cost and expenses	(3,842)	(12,487)	(7,103)	(49,386)
Loss from operations	(3,842)	(9,358)	(6,286)	(23,181)
Interest income	3	32	27	300
Net loss	(3,839)	(9,326)	(6,259)	(22,881)
Deemed dividend to preferred shareholders	(3,093)	(8,120)	(5,640)	(49,673)
Net loss attributable to ordinary shareholders	(6,932)	(17,446)	(11,899)	(72,554)
Net loss per share attributable to ordinary shareholders, as restated[*]				
Basic	(0.12)	(0.26)	(0.19)	(0.93)
Diluted	(0.12)	(0.26)	(0.19)	(0.93)
Weighted average shares used in computing net loss per ordinary share				
Basic	60,103,654	67,190,411	62,562,500	77,749,511
Diluted	60,103,654	67,190,411	62,562,500	77,749,511

60

(*) Net loss per ordinary share has been restated for each period to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses.

(1) Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,		Nine Months Ended September 30,	
	2012	2013	2013	2014
	(in US$ thousands)			
Cost of revenues	—	34	9	75
Research and development expenses	39	269	169	286
Sales and marketing expenses	11	128	48	316
General and administrative expenses	542	532	314	3,532
Total	592	963	540	4,209

The following table presents our summary consolidated balance sheet data as of December 31, 2012, 2013 and September 30, 2014.

	As of December 31,		As of September 30, 2014		
	2012	2013	Actual	Unaudited Pro forma(1)	Pro forma as adjusted(2)
	(in US$ thousands)				
Selected Consolidated Balance Sheet Data:					
Cash and cash equivalents	18,539	55,374	162,206	162,206	418,729
Total assets	20,784	63,025	184,867	184,867	441,390
Total liabilities	143	5,566	30,135	30,135	30,135
Total mezzanine equity	27,199	80,319	310,714	—	—
Total equity (deficit)	(6,558)	(22,860)	(155,982)	154,732	411,255

Notes:

(1) The consolidated balance sheet data as of September 30, 2014 are adjusted on an unaudited pro forma basis to give effect to (i) the automatic re-designation of 96,886,370 ordinary shares held by Gallant Future Holdings Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering and (ii) the automatic re-designation of all of our remaining ordinary shares and the automatic conversion and re-designation of all of our outstanding Series A-1, Series A-2, Series A-3, Series B, Series C and Series D preferred shares into 235,180,852 Class A ordinary shares immediately prior to the completion of this offering.

(2) The consolidated balance sheet data as of September 30, 2014 are adjusted on an unaudited pro forma as adjusted basis to give effect to (i) the automatic re-designation of 96,886,370 ordinary shares held by Gallant Future Holdings Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic re-designation of all of our remaining ordinary shares and the automatic conversion and re-designation of all of our outstanding Series A-1, Series A-2, Series A-3, Series B, Series C and Series D preferred shares into 235,180,852 Class A ordinary shares immediately prior to the completion of this offering, (iii) the sale of 32,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$13.50 per ADS, the midpoint of the estimated offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option and (iv) the issuance and sale of 8,888,888 Class A ordinary shares through the Concurrent Private Placement, calculated based on the midpoint of the estimated offering price range shown on the front cover page of this prospectus, with net proceeds of US$60.0 million to us.

61

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31, 2012	2013
Net revenues	$ —	$ 3,129
Cost and expenses:		
Cost of revenues (including share-based compensation of $nil and $34 in 2012 and 2013, respectively)	—	(2,927)
Research and development (including share-based compensation of $39 and $269 in 2012 and 2013, respectively)	(1,454)	(3,532)
Sales and marketing (including share-based compensation of $11 and $128 in 2012 and 2013, respectively)	(419)	(3,018)
General and administrative (including share-based compensation of $542 and $532 in 2012 and 2013, respectively)	(1,969)	(3,010)
Total cost and expenses	(3,842)	(12,487)
Loss from operations	(3,842)	(9,358)
Interest income	3	32
Loss before income tax provision	(3,839)	(9,326)
Income tax expenses	—	—
Net loss attributable to Momo Technology Company Limited	(3,839)	(9,326)
Deemed dividend to preferred shareholders	(3,093)	(8,120)
Net loss attributable to ordinary shareholders	$ (6,932)	$ (17,446)
Net loss per share attributable to ordinary shareholders, as restated (see Note 13)		
Basic	$ (0.12)	$ (0.26)
Diluted	$ (0.12)	$ (0.26)
Weighted average shares used in calculating net loss per ordinary share (see Note 13)		
Basic	60,103,654	67,190,411
Diluted	60,103,654	67,190,411

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(In U.S. dollars in thousands, except share data)

12. SHARE-BASED COMPENSATION - continued

II. Non-vested restricted shares - continued

Such Founders' shares are subject to repurchase by the Company upon early termination of their four years of employment. The repurchase price is the par value of the ordinary shares. 25% of the Founders' shares shall be vested annually. The restricted share agreements were subsequently amended on June 11, 2012 and July 18, 2012, respectively. Pursuant to the agreements, 25% of the Founders' shares shall vest upon the closing of issuance of Series B preferred shares and the remaining 75% shall be vested monthly in equal installments over the next 36 months. This arrangement has been accounted for as a grant of restricted stock awards subject to service vesting conditions. Because the modification does not affect any of the other terms or conditions of the award, presumably the fair value before and after the modification is the same.

A summary of non-vested restricted share activity during the years ended December 31, 2012 and 2013 is presented below:

	Number of shares
Outstanding as of January 1, 2012	—
Granted	147,000,000
Forfeited	—
Vested	(52,062,500)
Outstanding as of December 31, 2012	94,937,500
Granted	—
Forfeited	—
Vested	(36,750,000)
Outstanding as of December 31, 2013	58,187,500

The average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470.

The Company recorded compensation expense of $535 and $368 during the years ended December 31, 2012 and 2013, respectively, related to non-vested restricted shares.

As of December 31, 2013, total unrecognized compensation expense relating to the non-vested restricted shares was $567. The amount is expected to be recognized over 1.55 years using the straight-line method.

13. NET LOSS PER SHARE

The Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company's losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to participation rights in undistributed earnings.

F-35

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(In U.S. dollars in thousands, except share data)

13. NET LOSS PER SHARE - continued

The calculation of net loss per share is as follows:

	For the years ended December 31,	
	2012	2013
Numerator:		
Net loss attributable to Momo Technology Company Limited	$ (3,839)	$ (9,326)
Deemed dividend to Series A-1 and Series A-2 shares	(363)	(524)
Deemed dividend to Series A-3 shares	(265)	(509)
Deemed dividend to Series B shares	(2,465)	(5,652)
Deemed dividend to Series C shares	—	(1,435)
Undistributed earnings allocated to Series A shares	—	—
Undistributed earnings allocated to Series B shares	—	—
Undistributed earnings allocated to Series C shares	—	—
Undistributed earnings allocated to participating nonvested restricted shares (As Restated) (Note ii)	—	—
Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted (As Restated) (Note ii)	$ (6,932)	$ (17,446)
Denominator:		
Denominator for computing net loss per share-basic:		
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic (Note i)	60,103,654	67,190,411
Weighted average shares used in computing net loss per participating nonvested restricted share (Note i)	86,896,346	79,809,589
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	36,124,555	38,977,742
Weighted average shares used in computing net income per Series A-3 share	10,980,847	19,797,980
Weighted average shares used in computing net income per Series B share	28,012,996	69,513,767
Weighted average shares used in computing net income per Series C share	—	7,280,436
Denominator for computing net loss per share-diluted:		
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted (Note i)	60,103,654	67,190,411

F-36

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(In U.S. dollars in thousands, except share data)

13. NET LOSS PER SHARE - continued

	For the years ended December 31,	
	2012	2013
Net loss per ordinary share attributable to Momo Technology Company Limited-basic (As Restated) (Note ii)	$ (0.12)	$ (0.26)
Net income per participating nonvested restricted shares (As Restated) (Note ii)	$ —	$ —
Net income per Series A-1 and Series A-2 shares	$ 0.01	$ 0.01
Net income per Series A-3 shares	$ 0.02	$ 0.03
Net income per Series B shares	$ 0.09	$ 0.08
Net income per Series C shares	$ —	$ 0.20
Net loss per ordinary share attributable to Momo Technology Company Limited-diluted (As Restated) (Note ii)	$ (0.12)	$ (0.26)

Note i: The Company has revised the disclosures related to the net loss per ordinary share and the weighted average ordinary shares outstanding of 147,000,000 to separately disclose the impact of the participating nonvested restricted shares of 86,896,346 and 79,809,589 for the two years ended December 31, 2012 and 2013, respectively, in accordance with the two class method.

Note ii: The Company has restated the basic and diluted net loss per ordinary share to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses for each of the two years ended December 31, 2013.

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2012 and 2013, because their effect is anti-dilutive:

	For the years ended December 31,	
	2012	2013
Share issuable upon exercise of share options	49,976	1,014,557
Share issuable upon vesting of nonvested restricted shares (As Restated) (Note ii)	86,896,346	79,809,589
Share issuable upon conversion of Series A-1 and Series A-2 shares	36,124,555	38,977,742
Share issuable upon conversion of Series A-3 shares	10,980,847	19,797,980
Share issuable upon conversion of Series B shares	28,012,996	69,513,767
Share issuable upon conversion of Series C shares	—	7,280,436

14. COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2016 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2012 and 2013 were $446 and $937, respectively.

F-37

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(In U.S. dollars in thousands, except share data)

Future minimum payments under non-cancellable operating leases as of December 31, 2013 were as follows:

2014	$605
2015	113
2016	59
2017 and after	—
Total	$777

Contingencies

There were no material contingencies noted for the years ended December 31, 2012 and 2013.

F-37.1

MOMO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the nine-month periods ended September 30,	
	2013	2014
Net revenues	$ 817	$ 26,205
Cost and expenses:		
Cost of revenues (including share-based compensation of $9 and $75 in the nine-month periods ended September 30, 2013 and 2014, respectively)	(1,198)	(10,391)
Research and development (including share-based compensation of $169 and $286 in the nine-month periods ended September 30, 2013 and 2014, respectively)	(2,330)	(5,222)
Sales and marketing (including share-based compensation of $48 and $316 in the nine-month periods ended September 30, 2013 and 2014, respectively)	(1,521)	(26,214)
General and administrative (including share-based compensation of $314 and $3,532 in the nine-month periods ended September 30, 2013 and 2014, respectively)	(2,054)	(7,559)
Total cost and expenses	(7,103)	(49,386)
Loss from operations	(6,286)	(23,181)
Interest income	27	300
Loss before income tax provision	(6,259)	(22,881)
Income tax expenses	—	—
Net loss attributable to Momo Inc.	(6,259)	(22,881)
Deemed dividend to preferred shareholders	(5,640)	(49,673)
Net loss attributable to ordinary shareholders	$ (11,899)	$ (72,554)
Net loss per share attributable to ordinary shareholders, as restated (see Note 12)		
Basic	$ (0.19)	$ (0.93)
Diluted	$ (0.19)	$ (0.93)
Weighted average shares used in calculating net loss per ordinary share		
Basic	62,562,500	77,749,511
Diluted	62,562,500	77,749,511

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-49

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS - continued
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2014
(In U.S. dollars in thousands, except share data)

11. SHARE-BASED COMPENSATION - continued

II. Non-vested restricted shares - continued

A summary of non-vested restricted share activities during the nine-month periods ended September 30, 2013 and 2014, respectively, is presented below:

	Number of shares
Outstanding as of January 1, 2013	94,937,500
Vested	(27,562,500)
Outstanding as of September 30, 2013	67,375,000
Outstanding as of January 1, 2014	58,187,500
Modification	19,736,705
Vested	(12,250,000)
Outstanding as of September 30, 2014	65,674,205

The average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470.

The Company recorded compensation expense of $275 and $221 during the nine-month periods ended September 30, 2013 and 2014, respectively, related to non-vested restricted shares.

As of September 30, 2014, total unrecognized compensation expense relating to the non-vested restricted shares was $346. The amount is expected to be recognized over 1.55 years using the straight-line method.

12. NET LOSS PER SHARE

The Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company's losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to participation rights in undistributed earnings.

F-72

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS - continued
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2014
(In U.S. dollars in thousands, except share data)

12. NET LOSS PER SHARE - continued

The calculation of net loss per share is as follows:

	For the nine-month periods ended September 30,	
	2013	2014
Numerator:		
Net loss attributable to Momo Inc.	$ (6,259)	$ (22,881)
Deemed dividend to Series A-1 and Series A-2 shares	(383)	(30,767)
Deemed dividend to Series A-3 shares	(375)	(418)
Deemed dividend to Series B shares	(4,882)	(2,393)
Deemed dividend to Series C shares	—	(4,258)
Deemed dividend to Series D shares	—	(11,837)
Undistributed earnings allocated to Series A shares	—	—
Undistributed earnings allocated to Series B shares	—	—
Undistributed earnings allocated to Series C shares	—	—
Undistributed earnings allocated to Series D shares	—	—
Undistributed earnings allocated to participating nonvested restricted shares (As restated) (Note i)	—	—
Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted (As restated) (Note i)	$ (11,899)	$ (72,554)
Denominator:		
Denominator for computing net loss per share-basic:		
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic	62,562,500	77,749,511
Weighted average shares used in computing net loss per participating nonvested restricted share	84,437,500	60,020,065
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	39,145,251	34,176,223
Weighted average shares used in computing net income per Series A-3 share	19,797,980	19,797,980
Weighted average shares used in computing net income per Series B share	69,372,439	70,037,013
Weighted average shares used in computing net income per Series C share	—	36,008,642
Weighted average shares used in computing net income per Series D share	—	25,767,877
Denominator for computing net loss per share-diluted:		
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted	62,562,500	77,749,511
Net loss per ordinary share attributable to Momo Inc.-basic (As restated) (Note i)	$ (0.19)	$ (0.93)
Net income per participating nonvested restricted shares (As restated) (Note i)	$ —	$ —
Net income per Series A-1 and Series A-2 shares	$ 0.01	$ 0.90
Net income per Series A-3 shares	$ 0.02	$ 0.02
Net income per Series B shares	$ 0.07	$ 0.03
Net income per Series C shares	$ —	$ 0.12
Net income per Series D shares	$ —	$ 0.46
Net loss per ordinary share attributable to Momo Inc.-diluted (As restated) (Note i)	$ (0.19)	$ (0.93)

Note i: The Company has restated the basic and diluted net loss per ordinary share to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses for each of the nine-month periods ended September 30, 2013 and 2014.

F-73

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS - continued
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2014
(In U.S. dollars in thousands, except share data)

12. NET LOSS PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the nine-month periods ended September 30, 2013 and 2014, because their effect is anti-dilutive:

	For the nine-month periods ended September 30,	
	2013	2014
Share issuable upon exercise of share options	5,391,223	23,455,123
Share issuable upon vesting of nonvested restricted shares (As restated) (Note i)	84,437,500	60,020,065
Share issuable upon conversion of Series A-1 and Series A-2 shares	39,145,251	34,176,223
Share issuable upon conversion of Series A-3 shares	19,797,980	19,797,980
Share issuable upon conversion of Series B shares	69,372,439	70,037,013
Share issuable upon conversion of Series C shares	—	36,008,642
Share issuable upon conversion of Series D shares	—	25,767,877

13. COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2017 and are renewable upon negotiation. Rental expenses under operating leases for the nine-month periods ended September 30, 2013 and September 30, 2014 were $ 659 and $2,205, respectively.

Future minimum payments under non-cancellable operating leases as of September 30, 2014 were as follows:

2014	$ 773
2015	2,978
2016	1,192
2017	99
2018 and after	—
Total	$5,042

Contingencies

There were no material contingencies noted for the nine-month periods ended September 30, 2013 and 2014.

14. RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from a related party of the Group:

	As of December 31, 2013	As of September 30, 2014
Amount due from a related party-current		
Amount due from an ordinary shareholder	$198	$ —
Amount due to related parties-current		
Amount due to ordinary shareholders	$—	$6,450

The amount as of December 31, 2013 represents personal loan provided by the Group to Mr. Yan Tang with no interest charges, and it was fully repaid in June 2014.

The amount as of September 30, 2014 represents the unpaid repurchase amount by the Group to its ordinary shareholders. Please refer to Note 9 for repurchase of ordinary shares.

F-74

ANNEX B

Our ref Direct tel Email	DLK/692329-000001/7476571v4 +852 2971 3006 derrick.kan@maplesandcalder.com

Momo Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

[—] 2014

Dear Sirs

Momo Inc.

We have acted as Cayman Islands legal advisers to Momo Inc. (the “Company”) in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended to date relating to the offering by the Company of certain American Depositary Shares (the “ADSs”) representing the Company’s Class A Ordinary Shares of par value US$0.0001 each (the “Shares”).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

1	Documents Reviewed

For the purposes of this opinion, we have reviewed only originals, copies or final drafts of the following documents:

1.1	The certificate of registration by way of continuation of the Company dated 17 July 2014 and the certificate of incorporation on change of name of the Company dated 28 July 2014.

1.2	The amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on 11 July 2014 and effective upon continuation in the Cayman Islands on 17 July 2014 (the “Pre-IPO M&A”).

1.3	The second amended and restated memorandum and articles of association of the Company as conditionally adopted by a special resolution passed on 28 November 2014 and effective immediately upon the completion of the Company’s initial public offering of its Shares represented by ADSs (the “IPO M&A”).

1.4	The written resolutions of the directors of the Company dated 7 November 2014 and 28 November 2014 (the “Directors’ Resolutions”).

1.5	The written resolution of the shareholders of the Company held on 28 November 2014 (the “Shareholders’ Resolutions”).

1.6	A certificate from a Director of the Company, a copy of which is attached hereto (the “Director’s Certificate”).

1.7	A certificate of good standing dated 27 November 2014, issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”).

1.8	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.2	The genuineness of all signatures and seals.

2.3	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions set out below.

3	Opinion

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly registered by way of continuation as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The authorised share capital of the Company, with effect immediately upon the completion of the Company’s initial public offering of the Shares represented by ADSs, will be US$100,000 divided into 800,000,000 of a par value of US$0.0001 each, 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 100,000,000 shares of a par value of US$0.0001 each of such classes as may be determined by the directors of the Company.

3.3	The issue and allotment of the Shares have been duly authorised and when allotted, issued and paid for as contemplated in the Registration Statement, the Shares will be legally issued and allotted, fully paid and non-assessable (meaning that no further sums are payable by the holder of such Shares to the Company or to the Company’s creditors solely because it is the holder of any Shares). As a matter of Cayman law, a share is only issued when it has been entered in the register of members (shareholders).

3.4	The statements under the caption “Taxation” in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects and that such statements constitute our opinion.

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4	Qualifications

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the Commission thereunder.

Yours faithfully

Maples and Calder

Encl

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